UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.__ )*
GRUBB & ELLIS COMPANY
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
400095204
(CUSIP Number)
Stonerise Capital Management, LLC
Stonerise Capital Partners Master Fund, L.P.
44 Montgomery Street, Suite 2000
San Francisco, CA 94104
(415) 772-1907
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
March 18, 2011
(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	400095204

1	NAMES OF REPORTING PERSONS Stonerise Capital Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO (1)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,559,541(2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

1,559,541(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,559,541(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.2%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

(1) See Item 3 below.
(2) Stonerise Capital Partners Master Fund, L.P. holds directly $3,500,000 principal amount of 7.95% Senior Convertible Notes Due 2015 (the “Convertible Notes”), which are convertible as of the date of this Schedule 13D into 1,559,541 shares of Common Stock. The calculation of percentage ownership is based on 69,419,590 shares of Common Stock outstanding as of October 29, 2010 as disclosed in the Issuer’s Form 10-Q filed with the SEC on November 12, 2010 (the “Issuer’s Form 10-Q”), plus the 1,559,541 shares of Common Stock that would be issued upon conversion of the Convertible Notes of the Issuer held by the Stonerise Capital Partners Master Fund, L.P. and Stonerise Capital Management, LLC. Stonerise Capital Management, LLC is the sole general partner of Stonerise Capital Partners Master Fund, L.P. As a result, Stonerise Capital Management, LLC may be deemed to be the beneficial owner and to share the voting and dispositive power of the 1,559,541 shares of Common Stock issuable upon the conversion of the Convertible Notes held by Stonerise Capital Partners Master Fund, L.P.
The Locked-Up Holders (see Item 4 below) beneficially own, in the aggregate, $16,350,000 principal amount of the Convertible Notes, as defined above, which are convertible as of the date of this Schedule 13D into an aggregate 7,285,283 shares of Common Stock, which represents 9.5% of the outstanding shares of Common Stock. The calculation of the aggregate percentage ownership is based on 69,419,590 shares of Common Stock outstanding as of October 29, 2010 as disclosed in the Issuer’s Form 10-Q, plus 7,285,283 shares of Common Stock in the aggregate that would be issued upon conversion of all of the Convertible Notes of the Issuer held by the Locked-Up Holders.
As a result of the Lock-Up Agreement described below in Item 4, the Locked-Up Holders may be deemed to have formed a group within the meaning of Rule 13d-5(b) under the Act. Although Stonerise Capital Partners Master Fund, L.P. and Stonerise Capital Management, LLC may be deemed to have beneficial ownership of all Convertible Notes and interests therein held by the other Locked-Up Holders, other than as expressly provided in the Lock-Up Agreement, such entities do not have sole or shared dispositive or voting power with respect to the Issuer securities held by any other Locked-Up Holder.

CUSIP No.	400095204

1	NAMES OF REPORTING PERSONS Stonerise Capital Partners Master Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO (1)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,559,541 (2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

1,559,541 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,559,541 (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.2%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

CUSIP No. 400095204
ITEM 1. Security and Issuer.
The securities to which this Schedule 13D relates are the common shares, $0.01 par value per share (“Common Shares”), of Grubb & Ellis Company, a Delaware corporation (the “Issuer”). The address of the executive offices of the Issuer is 1551 North Tustin Avenue, Suite 300, Santa Ana, California 92705.
ITEM 2. Identity and Background.
(a), (b), (c) and (f). This Schedule 13D is being filed jointly by Stonerise Capital Management, LLC, a Delaware limited liability company (“Stonerise Management”) and Stonerise Capital Partners Master Fund, L.P., a Cayman Islands limited partnership (“SCPMF” and together with Stonerise Management, the “Reporting Persons”), pursuant to the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, as separate persons and not as members of a group. See Exhibit 1 for their Joint Filing Agreement.
Stonerise Capital Management, LLC
Stonerise Management is a Delaware limited liability company whose principal business is acting as general partner for investment partnerships, including SCPMF and providing investment advisory services. The principal business office address of Stonerise Management is 44 Montgomery Street, Suite 2000, San Francisco, CA 94104. Information relating to the managing members of Stonerise Management is as follows:

Present Principal
Occupation or
Name	Business Address	Citizenship	Employment
Jeffrey A. Cozad	c/o Stonerise Capital Management, LLC 44 Montgomery Street, Suite 2000 San Francisco, CA 94104	USA	Managing Member of Stonerise Capital Management, LLC

Jose S. Medeiros	c/o Stonerise Capital Management, LLC 44 Montgomery Street, Suite 2000 San Francisco, CA 94104	Brazil	Managing Member of Stonerise Capital Management, LLC

John C. Walker	c/o Stonerise Capital Management, LLC 44 Montgomery Street, Suite 2000 San Francisco, CA 94104	USA	Managing Member of Stonerise Capital Management, LLC
Stonerise Capital Partners Master Fund, L.P.
SCPMF is a Cayman Islands limited partnership whose principal business is investments. The principal business office address of SCPMF is 44 Montgomery Street, Suite 2000, San Francisco, CA 94104. Stonerise Management is the sole general partner of SCPMF and information about the managing members of Stonerise Management is set forth in the table above.
(d) and (e). To the best knowledge of the Reporting Persons, none of the persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 400095204
ITEM 3. Source and Amount of Funds or Other Consideration.
While this Schedule 13D does not report the acquisition of the Issuer’s securities, the source of funds for the Reporting Persons’ prior purchases of the Issuer’s securities was the working capital of SCPMF.
ITEM 4. Purpose of Transaction.
On March 8, 2011, the Issuer commenced a solicitation of consents (the “Consent Solicitation”) from the holders of its 7.95% Senior Convertible Notes due 2015 (the “Convertible Notes”). The Issuer is seeking consents to proposed amendments to certain provisions in the Indenture, dated as of May 7, 2010 (the “Indenture”), between the Issuer, as issuer, and U.S. Bank National Association, as trustee (the “Trustee”), which governs such convertible notes. The Consent Solicitation originally expired at 5:00 p.m., New York City time, on March 21, 2011, but was extended on March 21, 2011 to expire at 5:00 p.m., New York City time, on March 25, 2011, unless further extended by the Issuer.
The proposed amendments to the Indenture require the consent of the holders of a majority-in-interest of the principal amount of the Convertible Notes.
On March 18, 2011, SCPMF, Zazove Associates, LLC, Nisswa Convertibles Master Fund Ltd., and Cohanzick Management, LLC (collectively, the “Locked-Up Holders”) entered into a written lock-up agreement (the “Lock-Up Agreement”) pursuant to which, among other things, each agreed not to deliver consents with respect such Locked-Up Holder’s Convertible Notes to the proposed amendments in the Consent Solicitation, subject to certain exceptions. The Lock-Up Agreement automatically terminates on the earlier of April 29, 2011, or three business days following the written notice of at least half of the Locked-Up Holders.
As a result of the Lock-Up Agreement, the Locked-Up Holders may be deemed to have formed a group within the meaning of Rule 13d-5(b) under the Act (see Item 5 below).
The description of the Lock-Up Agreement in this Schedule 13D is qualified in its entirety by reference to the full text of the Lock-Up Agreement, a copy of which is filed herewith as Exhibit 2 and is hereby incorporated herein by reference.
The Reporting Persons have acquired the Issuer’s Convertible Notes for investment purposes, and such purchases have been made in the Reporting Persons’ ordinary course of business.
In pursuing such investment purposes, the Reporting Persons may further purchase, hold, vote, trade, dispose or otherwise deal in the Convertible Notes, Common Shares, or other securities of the Issuer at times, and in such manner, as they deem advisable to benefit from changes in market prices of such Common Shares, changes in the Issuer’s operations, business strategy or prospects, or from sale or merger of the Issuer, subject to the terms of the Lock-Up Agreement, which provide in part, that for the duration of the Lock-Up Agreement, transferees of the Reporting Persons’ Convertible Notes or interests therein execute a joinder to the Lock-Up Agreement. To evaluate such alternatives, the Reporting Persons will routinely monitor the Issuer’s operations, prospects, business development, management, competitive and strategic matters, capital structure, and prevailing market conditions, as well as alternative investment opportunities, liquidity requirements of the Reporting Persons and other investment considerations. Consistent with their investment research methods and evaluation criteria, the Reporting Persons may discuss such matters with management or directors of the Issuer, other shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other investors. Such factors and discussions may materially affect, and result in, the Reporting Persons modifying their ownership of Convertible Notes, Common Shares, or other securities of the Issuer, exchanging information with the Issuer pursuant to appropriate confidentiality or similar agreements, proposing changes in the Issuer’s operations, governance or capitalization, or in proposing one or more of the other actions described in subsections (a) through (j) of Item 4 of Schedule 13D.
The Reporting Persons reserve the right to formulate other plans and/or make other proposals, and take such actions with respect to their investment in the Issuer, including any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D, or acquire additional Convertible Notes, Common Shares or other securities of the

CUSIP No. 400095204
Issuer, or dispose of all of the Convertible Notes, Common Shares or other securities beneficially owned by them, in the public market or privately negotiated transactions, subject to the terms of the Lock-Up Agreement. The Reporting Persons may at any time reconsider and change their plans or proposals relating to the foregoing, except as related to abiding by the terms and conditions of the Lock-Up Agreement.
ITEM 5. Interest in Securities of the Issuer.
(a), (b) The Reporting Persons hold directly $3,500,000 principal amount of the Convertible Notes, which are convertible as of the date of this Schedule 13D into 1,559,541 shares of Common Stock. The calculation of percentage ownership is based on 69,419,590 shares of Common Stock outstanding as of October 29, 2010 as disclosed in the Issuer’s Form 10-Q filed with the SEC on November 12, 2010 (the “Issuer’s Form 10-Q”), plus the 1,559,541 shares of Common Stock that would be issued upon conversion of all of the Convertible Notes held by the Reporting Persons. Stonerise Management is the sole general partner of SCPMF. As a result, Stonerise Management may be deemed to be the beneficial owner and to share the voting and dispositive power of the 1,559,541 shares of Common Stock issuable upon the conversion of the Convertible Notes held by SCPMF.
The Locked-Up Holders (see Item 4 above) beneficially own, in the aggregate, $16,350,000 principal amount of the Convertible Notes, which are convertible as of the date of this Schedule 13D into an aggregate 7,285,283 shares of Common Stock, which represents 9.5% of the outstanding shares of Common Stock. The calculation of the aggregate percentage ownership is based on 69,419,590 shares of Common Stock outstanding as of October 29, 2010 as disclosed in the Issuer’s Form 10-Q, plus the 7,285,283 shares of Common Stock in the aggregate that would be issued upon conversion of all of the Convertible Notes held by the Locked-Up Holders.
As noted in Item 4 above, as a result of the Lock-Up Agreement, the Locked-Up Holders may be deemed to have formed a group within the meaning of Rule 13d-5(b) under the Act. Although the Reporting Persons may be deemed to have beneficial ownership of all Convertible Notes and interests therein held by the other Locked-Up Holders, other than as expressly provided in the Lock-Up Agreement, the Reporting Persons do not have sole or shared dispositive or voting power with respect to the Issuer securities held by any other Locked-Up Holder.
(c), (d) and (e) Not applicable.
ITEM 6. Contracts, Arrangements, Understandings or Relationship with Respect to the Securities of the Issuer.
Except for the Lock-Up Agreement disclosed above, no contracts, arrangements, understandings, or relationships (legal or otherwise) exist between any Reporting Person and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.
ITEM 7. Material to Be Filed as Exhibits.

Exhibit
Number	Description

Exhibit 1	Joint Filing Agreement, dated March 25, 2011, between Stonerise Capital Management, LLC and Stonerise Capital Partners Master Fund, L.P.

Exhibit 2	Lock-Up Agreement dated March 18, 2011 between Stonerise Capital Partners Master Fund, L.P. and the other parties signatory thereto.

CUSIP No. 400095204
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 25, 2011	STONERISE CAPITAL MANAGEMENT, LLC
/s/ Jeffrey A. Cozad
	Name:	Jeffrey A. Cozad
	Title:	Managing Member

Dated: March 25, 2011	STONERISE CAPITAL PARTNERS MASTER FUND, L.P.
By: Stonerise Capital Management, LLC, its general partner

/s/ Jeffrey A. Cozad
	Name:	Jeffrey A. Cozad
	Title:	Managing Member